

April 29, 2015

Via E-mail
Mr. Brian Penny
Chief Financial Officer
New Gold Inc.
Suite 1800 Two Bentall Centre
555 Burrard Street
Vancouver, British Columbia V7X 1M9

>    **Re:   New Gold Inc.**
>    **Form 40-F for the Year Ended December 31, 2014**
>    **Filed March 27, 2015**
>    **File No. 001-31722**

Dear Mr. Penny:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2014

Exhibit 99.2 – Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm

1. Please make arrangements with your auditors for them to revise their audit report on your financial statements to also include the following:
   * an opinion paragraph (Appendix to PCAOB Auditing Standard 1);
   * a paragraph referencing their report on internal control over financial reporting (paragraph 88 of PCAOB Auditing Standard 5); and
   * disclosure of the city and country where the report was issued (Appendix to PCAOB Auditing Standard 1).  Please also make arrangements with your auditors for them to indicate the city and country where issued in their report on your internal control over financial reporting and in their consent included as Exhibit 99.10.

   These revisions should be included in an amended Form 40-F.

Exhibit 99.3 – Management's Discussion and Analysis

Review of Operating Mines, page 28
Non-GAAP Financial Performance Measures, page 55

2. In future filings, please also reconcile the non-GAAP measures disclosed for each period presented in the Review of Operating Mines section to the amounts presented in Note 18 and/or elsewhere in your financial statements. Please provide us your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 with any questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining